UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2026.
Commission File Number: 001-40673

Cybin Inc.
(Exact Name of Registrant as Specified in Charter)

100 King Street West, Suite 5600, Toronto, Ontario, M5X 1C9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F □ Form 40-F ⊠

INCORPORATION BY REFERENCE
Exhibits 99.1 - 99.2 and 99.5 of this Form 6-K of Cybin Inc. (the "Company") are hereby incorporated by reference into the Registration Statement on Form F-10 (File No. 333-292294) of the Company, as amended or supplemented.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CYBIN INC.
(Registrant)

Date:	August 14, 2026	By:	/s/ Greg Cavers
		Name:	Greg Cavers
		Title:	Chief Financial Officer

EXHIBIT INDEX

99.1	Interim Consolidated Financial Statements for the three months ended June 30, 2026
99.2	Management’s Discussion and Analysis for the three months ended June 30, 2026
99.3	Certification of Interim Filings by CEO dated August 14, 2026
99.4	Certification of Interim Filings by CFO dated August 14, 2026
99.5	News Release dated August 14, 2026